Exhibit 99.1

Li-Cycle to Upsize Capacity of First Hub Facility in North America

to Meet Accelerating Demand for Battery Recycling

Li-Cycle to Increase Hub Facility’s Input Processing Capacity by Over 40%, to Meet Increasing Market Demand

Li-Cycle and LG Enter into non-binding Letter of Intent for “Closed-Loop” Commercial Agreements to Recycle their Battery Materials and Offtake Battery-Grade Nickel over 10 Years

LG to make a $50 million Equity Investment in Li-Cycle upon Completion of Commercial Agreements

Completed Hub Expected to Position Li-Cycle as a Leading Producer of Battery Grade

Nickel, Cobalt, and Lithium in North America

TORONTO, Ontario (December 14, 2021) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or “the Company”), a North American leader in lithium-ion battery resource recovery, today announced that it will proceed with the construction of its first commercial Hub facility, which is being developed within the Eastman Business Park near Rochester, New York (the “Hub”).

In view of rapidly growing demand for lithium-ion battery recycling, Li-Cycle will increase the input processing capacity of the Hub by over 40%, from 25,000 tonnes to 35,000 tonnes of “black mass” annually (equivalent to approximately 90,000 tonnes of lithium-ion battery equivalent feed annually). With its increased capacity, the Hub will be able to process battery material that is equivalent to approximately 225,000 electric vehicles (“EVs”) per year.

The Company estimates that the Hub will require a total capital investment of approximately $485 million (+/-15%), which can be funded from existing balance sheet cash. Li-Cycle also expects to explore various opportunities to optimize its capital structure, for example, with potential credit from government-related institutions.

The Hub will be fully integrated with Li-Cycle’s existing network of Spoke facilities across North America. Li-Cycle’s Spoke facilities take in end-of-life batteries and battery manufacturing scrap to produce “black mass”, an intermediate product containing valuable metals such as nickel, cobalt and lithium. The Hub will transform that black mass into critical battery grade materials to be returned back to the lithium-ion battery supply chain. Li-Cycle’s Spoke facilities will be the primary suppliers of feedstock for the Hub. Once the Hub is fully operational, Li-Cycle expects to be the #1 or #2 domestic U.S. based supplier of battery grade advanced materials.

The total addressable market for lithium-ion battery recycling in North America continues to accelerate as battery manufacturers are investing to build the supply chain to support electrification. Megafactory investments are now projected to surpass 500 GWh capacity by 2025, approximately 11x the current capacity. Based on independent industry forecasts (including from Benchmark Mineral Intelligence) and Li-Cycle’s internal analysis, Li-Cycle estimates that there could be nearly 250,000 tonnes of lithium-ion batteries available for recycling from manufacturing scrap in North America alone by 2025. Upsizing the Hub enhances the Company’s ability to meet the increasing commercial needs of leading global customers within the lithium-ion battery supply chain.

“We believe the upsizing of our commercial Hub facility is timely, to capture growth from heightened demand with the mainstreaming of electrification in North America driving significant new battery megafactory deployments. Even with the increased capital investment, we expect the Hub project to deliver highly accretive returns,” said Li-Cycle’s President, CEO, and co-founder, Ajay Kochhar. “This is an exciting time for Li-Cycle as we advance the strategic execution on our integrated Spoke & Hub network and enable critical commercial solutions to the growing needs for domestic supply of battery materials in North America.”

Multi-Year Strategic Collaboration with LG

Li-Cycle, LG Chem, Ltd. (“LGC”) and LG Energy Solution, Ltd. (“LGES”) entered into a manufacturing scrap supply and nickel sulphate off-take agreement non-binding letter of intent. With this proposed collaboration, LGES and Li-Cycle intend to cooperate on recycling nickel-bearing lithium-ion battery scrap and certain other lithium-ion battery materials to create a closed-loop ecosystem. Over a ten-year period, beginning in 2023, Li-Cycle will supply LGES and LGC with 20,000 tonnes of nickel contained in nickel sulphate from our Rochester Hub facility.

Concurrently with the entering into of definitive commercial agreements for such collaboration, LGC and LGES together will make a $50 million equity investment in Li-Cycle at a price of $11.32/per common share, upon completion of the commercial agreements by March 13, 2022. These proposed commercial arrangements and the investment represent a strong validation of Li-Cycle’s business model by one of the premier global strategic players in the lithium-ion battery space.

Project Highlights

Through close collaboration with customers on their demand and product needs, Li-Cycle has finalized and approved the Definitive Feasibility Study for the Hub, including a fully-loaded estimated capital investment of approximately $485 million (+/-15%). The larger Hub optimizes project economics and capital intensity and includes best-in-class environmental improvements.

Key design and cost changes relative to a June 2020 preliminary feasibility study largely include, but are not limited to: 1) higher material costs due to increased size and supply chain inflationary impacts; 2) scope alterations responding to contracted feed supplies and implementing best-in-class environmental practices; and 3) up-sizing of nameplate output capacity of the Hub, resulting in1 ~250% higher Hub output capacity of nickel sulphate (~42,000 to 48,000 tonnes per annum), ~160% higher output capacity of lithium carbonate (~7,500 to 8,500 tonnes per annum), and ~65% lower output capacity of cobalt sulphate (~6,500 to 7,500 tonnes per annum).

The Company has engaged Hatch Ltd. as its engineering, procurement and construction management (EPCM) contractor for the project and is in the process of selecting its general contractor. Procurement has commenced on long-lead items and firm-price competitive quotes have been obtained for 80% of the required equipment for the Hub. Li-Cycle is on path to begin the Hub construction by year-end 2021 and to reach mechanical completion, commissioning and start-up in 2023, subject to receipt of remaining regulatory and other approvals.

[1]	Percentage changes based on the mid-point of the Definitive Feasibility Study basis divided by the Preliminary Feasibility Study basis.

Conference Call/Webcast Details:

Li-Cycle management will provide an update on the LG strategic collaboration and Hub upsizing during a conference call and audio-only webcast scheduled for today Tuesday, December 14, 2021 at 8:00 a.m. Eastern Time. Investors may listen to the conference call live via telephone by dialing 1 (800) 909 5202 (domestic) or 1 (785) 830 -1914 (international) and use the participant code LICY1214.

An audio-only live webcast of the conference call and presentation materials can be accessed through the Investor Relations section of the Company’s website at https://investors.li-cycle.com. A replay of the conference call/webcast will be made available on the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “may”, “will”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the development of the Hub including the related capital investment and anticipated timing for construction and commissioning, the output capacity of the Hub, the future financial performance of Li-Cycle and performance vis-à-vis its competitors, and the anticipated benefits from the proposed collaboration with LG. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s Hub, Arizona Spoke, Alabama Spoke and other future projects are subject to development risks, including with respect to engineering, permitting, procurement, construction, materials and labor costs, commissioning and ramp-up; Li-Cycle’s inability to develop the Hub in a timely manner or on budget, which would be expected to result in a significantly greater estimated capital investment than that set forth in the definitive feasibility study; the Hub not meeting expectations with respect to its productivity or the specifications of its end products; market developments (such as increasing EV battery manufacturing volumes in North America and trends around battery chemistries in EV applications); Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Hub are expected to be derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages it incurs in the operation of its business; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling and recovery processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the U.S. Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

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